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                                                                       Exhibit 6
         EXHIBIT A.(11)


                 THE MANUFACTURERS INSURANCE COMPANY OF AMERICA
           DESCRIPTION OF PURCHASE, TRANSFER AND REDEMPTION PROCEDURES


         This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by The Manufacturers Insurance Company of America (the "Company") and any office the Company designates for the receipt of payments and processing of policyholder requests (the "Service Office") in connection with the issuance of its flexible premium variable universal life insurance contract described in this registration statement (1933 Act file no. 333-51293) (the "Policy"), the transfer of assets held thereunder, and the redemption by contract owners of their interests in said Policy.

         I.         ISSUING A POLICY

                    A. Premiums

                    This Policy is a flexible premium variable universal life insurance contract. The Policy permits the policyholder to pay flexible premiums. After payment of the initial premium, premiums may be paid at any time and in any amount during the lifetime of the insured. A Policy will be issued with a planned premium, which is based on the amount of premium the policyholder wished to pay. In no event may the total of all premiums paid exceed the then-current maximum premium limitations established by federal income tax law for a Policy to qualify as life insurance. If, at any time, a premium is paid which would result in total premiums exceeding the above maximum premium limitation, the Company will only accept that portion of the premium which will make the total premiums equal to the maximum. Any part of the premium in excess of that amount will be returned and no further premiums will be accepted until allowed by the then-current maximum premium limitation.

                    B.  Underwriting

                           The Polices are offered on three underwriting bases,
                    which vary by the amount of information required of the prospective insured. These are described in more detail below. Regardless of which underwriting procedure is used, the acceptance of an application is subject to the Company's underwriting rules, and the Company reserves the right to request additional information or to reject an application for any reason.

                    Generally, the availability of short form underwriting
                    depends on the characteristics of the case, such as the
                    number of lives to be insured and the amounts of insurance.
                    Under Short Form underwriting, a proposed insured is
                    required to answer qualifying questions in the application, but is not required to submit to a medical or paramedical
                    exam. Short form underwriting is generally available only up to issue age 65.
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                   Like short form underwriting the availability of simplified underwriting depends on the characteristics of the case. Under Simplified Underwriting, the proposed insured is required to respond satisfactorily to certain health questions in the application. Medical records, such as "Attending Physician's Statements" (APS's) are generally required. In some instances, a blood test may also be required.

                   If the requirements for short form or simplified underwriting are not satisfied, the Company will require satisfactory evidence of insurability. This may include medical exams and other information. Persons failing to meet standard underwriting classification may be eligible for a Policy with an additional rating assigned to it.

                    C.  Application

                    To purchase a Policy, an applicant must submit a completed application. A Policy will not be issued until the underwriting process has been completed to the Company's satisfaction.

                    Policies may be issued on a basis which does not distinguish between the insured's sex and/or smoking status, with prior approval from the Company. A Policy will only be issued on the lives of insureds from ages 20 through 80.

                    Each Policy is issued with a Policy Date, an Effective Date and an Issue Date. The Policy Date is the date from which the first monthly deductions are calculated and from which Policy Years, Policy Months and Policy Anniversaries are determined. The Effective Date is the date the Company becomes obligated under the Policy and when the first monthly deductions are deducted from the Policy Value. The Issue Date is the date from which the suicide and incontestability provisions are measured.

                    If an application is accompanied by a check for the initial premium and the application is accepted:

                    (i) the Policy Date will be the date the application and check were received at the Service Office (unless a special Policy Date is requested (See "Backdating a Policy" below);

                    (ii) the Effective Date will be the date the Company's underwriters approve issuance of the Policy; and

                    (iii) the Issue Date will be the date the Company issues the Policy.

                    If an application accepted by the Company is not accompanied by a check for the initial premium:

                    (i) the Policy Date will be the date the Company issues the Policy (unless a special Policy Date is requested (See "Backdating a Policy" below);

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                    (ii) the Effective Date will be the date the Service Office receives the initial premium; and

                    (iii) the Issue Date will be the date the Company issues the Policy.

                    The initial premium must be received within 60 days after the Policy Date. If the premium is not paid or if the application is rejected, the Policy will be cancelled and any partial premiums paid will be returned to the applicant.

                    D.  Minimum Initial Face Amount

                    The Company will issue a Policy only if it has a Face Amount of at least $50,000.


                    E.  Backdating a Policy

                    Under limited circumstances, the Company may backdate a Policy, upon request, by assigning a Policy Date earlier than the date the application is signed. However, in no event will a Policy be backdated earlier than the earliest date allowed by state law, which is generally three months to one year prior to the date of application for the Policy. Monthly deductions will be made for the period the Policy Date is backdated. Regardless of whether or not a policy is backdated, Net Premiums (premium paid less premium load) received prior to the Effective Date of a Policy will be credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market portfolio. As of the Effective Date, the premiums paid plus interest credited, net of the premium load, will be allocated among the Investment Accounts (as described below under ("Policy Value Investment Accounts") and/or Guaranteed Interest Account in accordance with the policyholder's instructions unless such amount is first allocated to the Money Market portfolio for the duration of the Right to Examine period described below.

                    F.  Temporary Insurance

                     In accordance with the Company's underwriting practices, temporary insurance coverage may be provided under the terms of a Temporary Insurance Agreement. Generally, temporary life insurance may not exceed $1,000,000 and may not be in effect for more than 90 days. This temporary insurance coverage will be issued on a conditional receipt basis, which means that any benefits under such temporary coverage will only be paid if the life insured meets the Company's usual and customary underwriting standards for the coverage applied for.


                    G.  Right to Examine the Policy

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                    A Policy may be returned for a refund within 10 days after it is received. Some states provide a longer period of time to exercise this right. The Policy will indicate if the policyholder has a longer time. The Policy can be mailed or delivered to the Company's agent who sold it or to the Service Office. Immediately on such delivery or mailing, the Policy shall be deemed void from the beginning. Within seven days after receipt of the returned Policy at its Service Office, the Company will refund to the policyholder an amount equal to:

                    (a) the difference between payments made and amounts allocated to separate account which supports the Policies (the "Separate Account") and the Guaranteed Interest Account; plus
                    (b) the value of the amount allocated to the Separate Account and the Guaranteed Interest Account as of the date the returned Policy is received by the Company; minus
                    (c) any partial withdrawals made and policy loans taken.

                    Some state laws require the refund of all premiums paid, without adjustment for the investment gains and losses of the Separate Account. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period, and the policyholder will receive a refund of all payments made less any partial withdrawals and policy loans taken.

                    If a policyholder requests an increase in face amount which results in new surrender charges, he or she will have the same rights as described above to cancel the increase. If cancelled, the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the increase not taken place. A policyholder may request a refund of all or any portion of premiums paid during the free look period, and the Policy Value and the surrender charges will be recalculated to the amounts they would have been had the premiums not been paid.

                    The Company reserves the right to delay the refund of any premium paid by check until the check has cleared.

                    H.  Premium Allocation

                    No premiums will be accepted prior to receipt of a completed application by the Company. All premiums received prior to the Effective Date of the Policy will be held in the general account of the Company and credited with interest from the date of receipt at the rate of return then being earned on amounts allocated to the Money Market Trust.

                    On the Effective Date, the Net Premiums paid plus interest credited will be allocated among the Investment Accounts or the Guaranteed Interest Account in accordance with the policyholder's instructions.

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                    All Net Premiums received on or after the Effective Date
                    will be allocated among Investment Accounts or the Guaranteed Interest Account as of the date the premiums were received at the Service Office. Monthly deductions are due on the Policy Date and at the beginning of each policy month thereafter. However, if due prior to the Effective Date, they will be taken on the Effective Date instead of the dates they were due.

                    Some state laws require the refund of all premiums paid, without adjustment for gains and losses of the Separate Account, if a Policy is returned during the right to examine period. In these states, all Net Premiums will be allocated to the Money Market Trust during the right to examine period. At the end of this period, the Policy Value in the Money Market Trust will be allocated among the Investment Accounts or the Guaranteed Interest Account. The Policy will state if a return of premiums is required.

                    Premiums may be allocated to either the Guaranteed Interest Account for accumulation at a rate of interest equal to at least 4% or to one or more of the Investment Accounts for investment in the Portfolio shares held by the corresponding sub-account of the Separate Account. Allocations among the Investment Accounts and the Guaranteed Interest Account are made as a percentage of the premium. The percentage allocation to any account may be any number between zero and 100, provided the total allocation equals 100. Alternatively, a policyholder may specify the allocation of a specific premium payment in dollar amounts, so long as the total allocation among the Investment Accounts equals the Net Premium paid. A policyholder may change the way in which premiums are allocated at any time without charge. The change will take effect on the date a written request for change satisfactory to the Company is received at the Service Office.

         II.        DEATH BENEFIT OPTION CHANGES

                    The death benefit option may be changed on the first day of any Policy month. The change will occur on the first day of the next Policy month which is 30 days after a written request for a change is received at the Service Office. The Company reserves the right to limit a request for a change if the change would cause the Policy to fail to qualify as life insurance for tax purposes.

                    A change in the death benefit option will result in a change in the Policy's Face Amount, in order to avoid any change in the amount of the death benefit, as follows:

                    Change from Option 1 to Option 2
                    The new Face Amount will be equal to the Face Amount prior to the change minus the Policy Value on the date of the change. The Policy will not be assessed a surrender charge for a reduction in Face Amount solely due to a change in the death benefit option.

                    Change from Option 2 to Option 1


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                    The new Face Amount will be equal to the Face Amount prior to the change plus the Policy Value on the date of the change. No new surrender charges will apply to an increase in Face Amount solely due to a change in the death benefit option.

         III.       FACE AMOUNT CHANGES

                    Subject to the limitations stated in this Prospectus, a policyholder may, upon written request, increase or decrease the Face Amount of the Policy. The Company reserves the right to limit a change in Face Amount so as to prevent the Policy from failing to qualify as life insurance for tax purposes.

                    A.  Increase in Face Amount
                    Increases in Face Amount are subject to satisfactory evidence of insurability. An increase will become effective at the beginning of the Policy month following the date the Company approves the requested increase. The Company reserves the right to refuse a requested increase if the life insured's Attained Age (life insured's age on the birthday closer to the Policy Date plus the number of completed Policy Years*) at the effective date of the increase would be greater than the maximum Issue Age for new Policies at that time.

                    *Policy Year is a period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary.

                    B.  New Surrender Charges for an Increase
                    An increase in Face Amount will result in the Policy's being subject to new surrender charges. The new surrender charges will be computed as if a new Policy were being purchased for the increase in Face Amount. For purposes of determining the new surrender charges a portion of the premiums paid on or subsequent to the increase will be deemed to be premiums attributable to the increase. The portion attributable to the increase in any Policy Year will be the amount of premiums in excess of the sum of the Target Premiums for the
                    (i) initial Face Amount during the first five Policy Years and (ii) all prior increases that are in effect at the time of the increase in Face Amount and have been in effect for less than five years.

                    C.  Increase with Prior Decreases
                    If, at the time of the increase, there have been prior decreases in Face Amount, these prior decreases will be restored first. There will be no new surrender charges associated with these increases, since surrender charges will have already been assessed at the time of the prior decrease.

                    D.  Decrease in Face Amount
                    A written request from a policyholder for a decrease in the Face Amount must be received by Manufacturers Life of America at least 30 days prior to the first day of a policy month for the change to take effect on the first day of that policy month. If there have been previous increases in Face Amount, the decrease will be applied to the most recent increase first and thereafter to the next most recent increases successively.



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                    E.  Surrender Charges Assessed on a Decrease
                    A portion of a Policy's surrender charge will be deducted from the Policy Value on a decrease in Face Amount. Since surrender charges are determined separately for the initial Face Amount and each Face Amount Increase, the portion of the surrender charges to be deducted with respect to each level of insurance coverage will be determined separately. The portion of the surrender charge deducted with respect to a level of coverage will be equal to:

                    (a) the amount of the decrease; divided by
                    (b) the amount of the coverage prior to the decrease; multiplied by
                    (c) the surrender charge for the coverage.

                    The charges will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the Policy Value in each bears to the Net Policy Value (Policy Value less the value in the Loan Account).

                    Whenever a portion of the surrender charges are deducted as a result of a decrease in Face Amount, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately prior to the decrease in Face Amount.

          IV.       POLICY VALUE

                    A.  Determination of the Policy Value
                    A Policy has a Policy Value, a portion of which is available to the policyholder by making a policy loan or partial withdrawal, or upon surrender of the Policy. The Policy Value may also affect the amount of the death benefit. The Policy Value at any time is equal to the sum of the values in the Investment Accounts, the Guaranteed Interest Account, and the Loan Account.

                    B.  Investment Accounts
                    An Investment Account is established under each Policy for each sub-account of the Separate Account to which net premiums or transfer amounts have been allocated. Each Investment Account under a Policy measures the interest of the Policy in the corresponding sub-account. The value of the Investment Account established for a particular sub-account is equal to the number of units of that sub-account credited to the Policy times the value of such units.

                    C.  Guaranteed Interest Account
                    Amounts in the Guaranteed Interest Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate determined by the Company.

                    D.  Loan Account
                    Amounts borrowed from the Policy are transferred to the Loan Account. Amounts in the Loan Account do not vary with the investment performance of any sub-account. Instead, these amounts are credited with interest at a rate


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                    which is equal to the amount charged on the outstanding
                    Policy Debt (the aggregate amount of policy loans, including borrowed and accrued interest, less any loan repayments) less the Loan Spread set forth in the Policy.

                    E.  Units and Unit Values

                           Crediting and Canceling Units
                    Units of a particular sub-account are credited to a Policy when Net Premiums are allocated to that sub-account or amounts are transferred to that sub-account. Units of a sub-account are cancelled whenever amounts are deducted, transferred or withdrawn from the sub-account. The number of units credited or cancelled for a specific transaction is based on the dollar amount of the transaction divided by the value of the unit on the Business Day on which the transaction occurs. The number of units credited with respect to a premium payment will be based on the applicable unit values for the Business Day on which the premium is received at the Service Office, except for any premiums received before the Effective Date. For premiums received before the Effective Date, the values will be determined on the Effective Date.

                    Units are valued at the end of each Business Day. When an order involving the crediting or canceling of units is received after the end of a Business Day, or on a day which is not a Business Day, the order will be processed on the basis of unit values determined on the next Business Day. Similarly, any determination of Policy Value, Investment Account value or death benefit to be made on a day which is not a Business Day will be made on the next Business Day.

                           Unit Values
                    The value of a unit of each sub-account was initially fixed at $10.00. For each subsequent Business Day the unit value for that sub-account is determined by multiplying the unit value for the immediately preceding Business Day by the net investment factor for the that sub-account on such subsequent Business Day.

                    The net investment factor for a sub-account on any Business Day is equal to (a) divided by (b) minus (c), where:

                    (a) is the net asset value of the underlying Portfolio shares of Manufacturers Investment Trust held by that sub-account as of the end of such Business Day before any policy transaction are made on that day;

                    (b) is the net asset value of the underlying Portfolio shares held by that sub-account as of the end of the immediately preceding Business Day after all policy transaction were made for that day; and

                    (c) is a charge not exceeding the daily mortality and expense risk charge.

                      The value of a unit may increase, decrease, or remain the
                    same, depending on the investment performance of a sub-account from one Business Day to the next.

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                    Due to the fact that the daily mortality and expense risk
                    charge varies by Policy Years, two unit values will be calculated for each sub-account commencing 10 years after the effective date of the first Policy.

         V.         TRANSFER OF POLICY VALUE

                    A. General Transfers

                    At any time, a policyholder may transfer policy value from one sub-account to another or to the Guaranteed Interest Account. Transfer requests must be in writing in a format satisfactory to the Company, or by telephone if a currently valid telephone transfer authorization form is on file.

                    These transfer privileges are subject to the Company's consent. The Company reserves the right to impose limitations on transfers, including the maximum amount that may be transferred. In addition, transfer privileges are subject to any restrictions that may be imposed by Manufacturers Investment Trust.

                    If a transfer would result in more than a 5% reduction in the number of shares outstanding at the close of the previous business day in the Equity Index sub-account, the Company may decline the transfer. If at a later date you wish to make a previously declined transfer, the Company will require a new transfer request.

                    A policyholder may make up to twelve transfers each policy year free of charge. Additional transfers in each policy year may be made at a cost of per transfer as set forth in the currently effective prospectus. This charge will be allocated among the Investment Accounts and the Guaranteed Interest Account in the same proportion as the amount transferred from each bears to the total amount transferred. All transfer requests received by the Company on the same Business Day are treated as a single transfer request.

                    The maximum amount that may be transferred from the Guaranteed Interest Account in any one policy year is the greater of $500 or 15% of the Guaranteed Interest Account Value at the previous Policy Anniversary. Any transfer which involves a transfer out of the Guaranteed Interest Account may not involve a transfer to the Investment Account for the Money Market Trust.

                    Although failure to follow reasonable procedures may result in the Company being liable for any losses resulting from unauthorized or fraudulent telephone transfers, Manufacturers Life of America will not be liable for following instructions communicated by telephone that the Company reasonably believes to be genuine. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures shall consist of confirming that a valid telephone authorization form is on file, tape recording of all telephone transactions and providing written confirmation thereof.

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         VI.        POLICY SURRENDER AND PARTIAL WITHDRAWALS

                    A.  Policy Surrender

                    A Policy may be surrendered for its Net Cash Surrender Value at any time while the life insured is living. The Net Cash Surrender Value is equal to the Policy Value less any surrender charges and outstanding monthly deductions due (the "Cash Surrender Value") minus the Policy Debt. The Net Cash Surrender Value will be determined at the end of the Business Day on which Manufacturers Life of America receives the Policy and a written request for surrender at its Service Office. After a Policy is surrendered, the insurance coverage and all other benefits under the Policy will terminate.

                    A policyholder may make a partial withdrawal of the Net Cash Surrender Value. The policyholder may specify the portion of the withdrawal to be taken from each Investment Account and the Guaranteed Interest Account. In the absence of instructions, the withdrawal will be allocated among such accounts in the same proportion as the Policy Value in each account bears to the Net Policy Value.

                    If Death Benefit Option 1 is in effect when a partial withdrawal is made, the Face Amount of the Policy will be reduced by the amount of the withdrawal plus any applicable Surrender Charges. Reductions in Face Amount resulting from partial withdrawals will not incur any surrender charges above the surrender charges applicable to the withdrawal.

                    If the death benefit is based upon the Policy Value times the minimum death benefit percentage, the Face Amount will be reduced only to the extent that the amount of the withdrawal plus the portion of the Surrender Charge assessed exceeds the difference between the death benefit and the Face Amount. When the Face Amount of a Policy is based on one or more increases subsequent to issuance of the Policy, a reduction resulting from a partial withdrawal will be applied in the same manner as a requested decrease in Face Amount, i.e., against the Face Amount provided by the most recent increase, then against the next most recent increases successively and finally against the initial Face Amount.

                    As long as the Policy is in force, Manufacturers Life of America will ordinarily pay any policy loans, surrenders, partial withdrawals or insurance benefit within seven days after receipt at its Service Office of all the documents required for such a payment. The Company may delay the payment of any policy loans, surrenders, partial withdrawals, or insurance benefit that depends on Guaranteed Interest Account values for up to six months or in the case of any Investment Account for any period during which (i) the New York Stock Exchange is closed for trading (except for normal weekend and holiday closings), (ii) trading on the New York Stock Exchange is restricted (iii) an emergency exists as a result of which disposal of securities held in the Separate Account is not reasonably practicable or it is not reasonably practicable to determine the value of the

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                    Separate Account's net assets or (iv) the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether the conditions described in (2) and (3) exist.

                    B.  Surrender Charges

                    The Company will deduct a Surrender Charge if during the first 10 years following the Policy date, or the effective date of a Face Amount increase:

                          - the Policy is surrendered for its Net Cash Surrender
                            Value,
                          - a partial withdrawal is made in excess of the Free
                            Partial Withdrawal Amount,
                          - the Face Amount is decreased, or
                          - the Policy lapses.

                    The surrender charge is expressed as a percentage of the total premiums paid from the Effective Date. However, premiums paid in any Policy Year in excess of the target premium, and premiums paid after the fifth Policy Year, are not counted in the determination of total premiums paid. Therefore, the timing of premium payments may affect the amount of the surrender charge. The percentages vary by Policy Year as follows:

                     Policy Year                         Percentage

                          1                                10.00%
                          2                                  7.50%
                          3                                  5.00%
                          4                                  5.00%
                          5                                  5.00%
                          6                                  5.00%
                          7                                  4.00%
                          8                                  3.00%
                          9                                  2.00%
                         10+                                 0.00%


                           Surrender Charges on a Partial Withdrawal
                    A partial withdrawal will result in the assessment of a portion of the surrender charges to which the Policy is subject. The portion of the surrender charges assessed will be based on the ratio of the amount of the withdrawal which exceeds the Free Withdrawal Amount (defined below) to the Net Cash Surrender Value of the Policy immediately prior to the withdrawal. The Surrender Charges will be deducted on a pro-rata basis from each of the Investment Accounts and the Guaranteed Interest Account. If the amount in the accounts are not sufficient to pay the surrender charges assessed, then the amount of the withdrawal will be reduced.

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                    Whenever a portion of the surrender charges are deducted as a result of a partial withdrawal, the Policy's remaining surrender charges will be reduced in the same proportion that the surrender charge deducted bears to the total surrender charge immediately before the partial withdrawal.

                           Free Withdrawal Amount
                    The Free Withdrawal Amount is equal to 10% of the Net Cash Surrender Value at the time of the withdrawal. In determining what, if any, portion of a partial withdrawal is in excess of the Free Withdrawal Amount, all previous partial withdrawals that have occurred in the current Policy Year are included.

         VII.       LAPSE AND REINSTATEMENT

                    A.  Lapse
                    A Policy will go into default if at the beginning of any policy month the Policy's Net Cash Surrender Value would go below zero after deducting the monthly deduction then due. The Company will notify the policyholder of the default and will allow a 61 day grace period in which the policyholder may make a premium payment sufficient to bring the Policy out of default. The required payment will be equal to the amount necessary to bring the Net Cash Surrender Value to zero, if it was less than zero on the date of default, plus the monthly deductions due at the date of default and payable at the beginning of each of the two policy months thereafter, plus any applicable premium load. If the required payment is not received by the end of the grace period, the Policy will terminate with no value.

                        Death During Grace Period
                    If the life insured should die during the grace period, the Policy Value used in the calculation of the death benefit will be the Policy Value as of the date of default and the insurance benefit will be reduced by any outstanding monthly deductions due at the time of death.

                    B.  Reinstatement
                    A policyholder can reinstate a Policy which has terminated after going into default at any time within the five year period following the date of termination subject to the following conditions:

                    (a) The Policy must not have been surrendered for its Net Cash Surrender Value;
                    (b) Evidence of the life insured's insurability satisfactory to the Company is furnished to the Company; and
                    (c) A premium equal to the payment required during the grace period following default to keep the Policy in force is paid to the Company.

         VIII.      POLICY LOANS

                    At any time while this Policy is in force, a policyholder may borrow against the Policy Value of the Policy. The Policy serves as the only security for the loan.

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                    A.  Maximum Loan
                    The amount of any loan cannot exceed the amount which would cause the Policy Debt to equal the Loan Value of the Policy on the date of the loan.

                    B.  Loan Value
                    The Loan Value is equal to the Policy's Cash Surrender Value less the monthly deductions due to the next Policy Anniversary.

                    C.  Interest Charged on Policy Loans
                    Interest on the Policy Debt will accrue daily and be payable annually on the Policy Anniversary. The rate of interest charged will be an effective annual rate of 5.00%.

                    D.  Loan Account
                    When a loan is made, an amount equal to the loan will be deducted from the Investment Accounts or the Guaranteed Interest Account and transferred to the Loan Account. The policyholder may designate how the amount to be transferred to the Loan Account is allocated among the accounts from which the transfer is to be made. In the absence of instructions, the amount to be transferred will be allocated to each account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value. A transfer from an Investment Account will result in the cancellation of units of the underlying sub-account equal in value to the amount transferred from the Investment Account. However, since the Loan Account is part of the Policy Value, transfers made in connection with a loan will not change the Policy Value.

                    E.  Interest Credited to the Loan Account
                    Interest will be credited to amounts in the Loan Account at an effective annual rate of at least 4.00%. The actual rate credited is equal to the rate of interest charged on the policy loan less the Loan Spread. The Loan Spread varies by Policy Year as follows:

                     Policy Year                         Loan Spread

                         1-10                               1.00%
                        11-20                               0.50%
                         21+                                0.25%

                    F.  Loan Account Adjustments
                    On the first day of each policy month the difference between the Loan Account and the Policy Debt is transferred to the Loan Account from the Investment Accounts or the Guaranteed Interest Account. Amounts transferred from the Loan Account will be allocated to the Investment Accounts and the Guaranteed Interest Account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value.

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                    G.  Loan Repayments
                    Policy Debt may be repaid in whole or in part at any time prior to the death of the life insured, provided that the Policy is in force. When a repayment is made, the amount is credited to the Loan Account and transferred to the Guaranteed Interest Account or the Investment Accounts. Loan repayments will be allocated to the Guaranteed Interest Account and each Investment Account in the same proportion as the value in each Investment Account and the Guaranteed Interest Account bears to the Net Policy Value.

                    Amounts paid to the Company not specifically designated in writing as loan repayments will be treated as premiums.

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